Mail Stop 3561

May 4, 2010

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed April 26, 2010
File No. 333-162771

Dear Mr. Jin:

We have reviewed your response to our comment delivered telephonically on
April 15, 2010 and have the following additional comments. Please note that page
references refer to the marked version of your filing provided by counsel.

Executive Compensation, page 100

Corporate and individual KPIs, page 107

1. We note your response to our prior comment and your revised disclosure and we
reissue the comment. Please quantify total revenue growth of 70% less revenue
from hardware sales.

Principal and selling stockholders, page 142

2. We note your disclosure that the number of shares outstanding after completion of
the offering excludes 1,951 shares of common stock that you expect to issue upon
the exercise of options by the selling shareholders in connection with the offering.
Please explain the timing of this issuance as it relates to the offering and please
tell us whether or not these are included in the shares that are being offered by the
selling shareholders.

3. Please revise to briefly describe the transactions in which the selling shareholders
acquired the shares to be offered.

4. In regards to the other selling stockholders listed in the table, please identify in the registration statement the person or persons who have voting or investment control over the company's securities that the entity owns.

5. Advise us whether or not any selling shareholders are broker-dealers or affiliates of broker-dealers.

Exhibit 5.1

6. Please confirm to us in writing that you concur with our understanding that the reference and limitation to Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

7. In regards to the shares that will be sold by certain Selling Stockholders that will be issued upon the exercise of vested options, please explain to us the timing of the issuance of these shares. We may have further comment upon reviewing your response.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact J. Nolan McWilliams at (202) 551-3217 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile (650) 493-6811
        Julia Reigel, Esq.
        Wilson Sonsini Goodrich & Rosati